Exhibit 99.2

PNI Digital Media Inc.

(TSX: PN / OTCBB: PNDMF)

Management’s Discussion & Analysis

For the Three and Nine Month Period Ended June 30, 2012

August 9, 2012

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 1

This discussion and analysis is a review of the operating results, financial condition, and business risks of PNI Digital Media Inc. (“PNI”, the “Company”, “we” or “our”). This discussion should be read in conjunction with the Management's Discussion and Analysis included in PNI's 2011 Annual Report and our consolidated financial statements and accompanying notes for the year ended September 30, 2011 and for the three and nine months ended June 30, 2012. The financial information reported herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in Canadian dollars, unless otherwise noted.

This discussion and analysis may contain forward-looking statements. Statements which are not historical facts reflect our views at August 9, 2012 with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks and assumptions include, but are not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, risks related to our technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity. Our actual results could differ materially from those expressed or implied by such forward-looking statements.

Business Highlights

Financial and Operational Highlights

  Processed a record number of transactions during the period, 4.5 million compared to 4.2 million during the third quarter of fiscal 2011, a 6% increase

  Revenue for the quarter was $5.7 million compared to $5.3 million in the third quarter of fiscal 2011

  Revenue on a constant currency basis was $5.5 million compared to $5.3 million in the third quarter of fiscal 2011

  Transactional revenue was $4.4 million, compared to $4.0 million in the third quarter of fiscal 2011

  Transaction fees represented 77% of total revenue vs. 75% during the same period of fiscal 2011

  Generated IFRS loss before income taxes for the quarter of $0.3 million compared to a loss of $0.3 million in the third quarter of fiscal 2011 and IFRS loss after income taxes of $0.1 million compared to a profit of $0.02 million in the third quarter of fiscal 2011

  Non-IFRS adjusted EBITDA1 was $328,593 during the third quarter of 2012, compared to a non-IFRS adjusted EBITDA of $608,229 during the third quarter of 2011

1 – Adjusted EBITDA is a non-IFRS financial measure which the Company defines as net profit plus amortization, interest expense, tax expense, share-based compensation expense and un-realized foreign exchange loss (gain). A full reconciliation of the Company's results between these non-IFRS figures and the results in accordance with IFRS is included on page 21 of this MD&A.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 2

Selected financial information

The following selected financial information has been prepared in accordance with International Financial Reporting Standards and is presented in Canadian dollars.

	Three Months Ended June 30,		Nine Months Ended June 30,
	2012	2011	2012	2011

Revenue	$5,684,509	$5,316,242	$17,640,111	$18,081,310
Gross Profit	$3,326,954	$3,120,535	$10,420,308	$11,001,570
(Loss) Profit before income taxes	$(325,169)	$(337,188)	$(210,206)	$39,094
(Loss) Profit for the period	$(83,264)	$22,240	$596,248	$119,173
Basic earnings per common share	$(0.00)	$0.00	$0.02	$0.00
Fully diluted earnings per common	$(0.00)	$0.00	$0.02	$0.00
share

	As at
	June 30, 2012	September
		30, 2011

Total assets	$24,336,913	$22,472,894
Net assets	$19,554,651	$18,904,362
Working capital	$6,267,059	$5,397,594

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 3

Business Overview:

The Company operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer ordered digital content, whether from in-store kiosks, online sites ,desktop software or mobile devices, with retailers that have on-demand manufacturing capabilities for the production of merchandise such as photos and business documents. The Company successfully generates and routes millions of transactions each year for a range of retailers enabling thousands of locations worldwide.

The Company's customers include some of the largest retailers on a worldwide basis, including, Costco, SAM's Club, Blacks, CVS/Pharmacy, Tesco, ASDA, Walmart Canada, Rite Aid and Fujifilm among others.

The Company's core value proposition is to provide an effective and dynamic technology platform to allow its customers to transact and transport photo and digital media orders from the consumer, whether via a website over the internet, from an in-store kiosk or from a mobile device, to the retailers production facilities. The technology that delivers this end to end service is generically known as the PNI Digital Media Platform (the “Platform” or “Network”). The Company earns revenue through multiple channels, including recording transaction fees for all such orders that pass through the Network.

The Company's goal is to provide leading retailers who have digital manufacturing facilities with the ability to produce merchandise on-demand from digital orders received via the internet or kiosk, including being able to support and enable one-hour photo operations.

The Company has built its current business around the conversion of photography from film-based to digital-based and has positioned itself to be one of the most significant providers of internet infrastructure that facilitates the delivery of digital imaging from order origination to fulfillment through our relationships with large retailers.

The digital photography market is intensely competitive with a wide range of companies competing for market share through various avenues. PNI does not have a consumer facing business model, instead positioning itself behind the established brand names of major retail partners. By positioning itself in such a manner, the Company is able to reduce some of its business risk as it is able to reduce reliance on one particular market segment or geographic concentration and does not have to concentrate on building consumer brand awareness of its own.

Direct competitors in the market who also provide digital print services on behalf of retailers include Snapfish (a division of Hewlett Packard), LifePics, Storefront.com Online Inc. and Photobox. Of these competitors, Snapfish is the only one which currently partners with large North American retailers of a size that is comparable to those serviced by the Company.

The competition for in-store kiosk software is provided by companies such as HP, Lucidiom, Storefront.com Online Inc., Kodak, DNP Photo Imaging and Fujifilm. Although there continues to be an increased trend of business being conducted over the internet and away from the traditional store environment, a significant portion of photo and photo related business is still conducted in-store through kiosk interfaces and the Company believes there remains significant

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 4

business potential to increase market share and revenue by connecting kiosk-based interfaces to the PNI Digital Media platform.

The Company has invested in, and focused on building a future towards, enabling e-commerce for all types of digital content for the retailers „Media Center . Up to fiscal 2011, the PNI Digital Media Platform was limited to providing transaction processing and order routing services associated with photo print and photo related gift products. During fiscal 2012, the Company completed its platform development to enable the launch of its business printing and social stationery initiatives in November 2011 and February 2012 respectively.

Growth Strategy:

Our strategy for growth is to:

  Continue to contract or partner with leading retailers and web portals in the photofinishing and photo gifting industry;

  Innovate to deliver new product lines to our customers, such as our new product lines for small business printing and social stationery;

  Maintain service and product excellence for strong customer retention and development;

  Maintain a close relationship with our customers by providing marketing solutions that encourage both new user adoption and accelerate existing user frequency;

  Leverage off existing partnerships and work with distributors to expand internationally, including further deployments in Europe and Asia-Pacific; and

  Provide a workplace conducive to attracting and retaining talented people.

Seasonality of Operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company's first fiscal (fourth calendar) quarter. Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

Dependence on General Economic Conditions

The majority of transactions conducted through the Company's Network are for the sale of personal items that help consumers preserve or share their memories. Because all of these sales are discretionary in nature, our results are influenced by general economic conditions.

Market Segmentation

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 5

Revenue by geographic region

During the three and nine months ended June 30, 2012 and 2011, the percentage of the Company's revenue earned by geographic segment was as follows:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2012	2011	2012	2011
United States	62%	62%	61%	60%
Canada	17%	19%	19%	20%
Total North America	79%	81%	80%	80%
United Kingdom	20%	18%	19%	19%
Other	1%	1%	1%	1%
Total	100%	100%	100%	100%

Results from operations: 3 Months Ended June 30, 2012

Revenue

	Three Months	Three Months
	Ended	Ended
Description	June 30, 2012	June 30, 2011	Change	% Change

Transaction fees	$4,361,343	$3,978,814	$382,529	10%
Software licences and Installation fees	530,672	614,563	(83,891)	(14)%
Membership fees	445,281	397,008	48,273	12%
Professional fees	69,723	10,690	59,033	552%
Archive fees	277,490	315,167	(37,677)	(12)%
Total	$5,684,509	$5,316,242	$368,267	7%

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 6

Revenue (Constant currency basis)

	Three Months	Three Months
	Ended	Ended
Description	June 30, 2012	June 30, 2011	Change	% Change

Transaction fees	$4,229,987	$3,978,814	$251,173	6%
Software licences and Installation fees	522,706	614,563	(91,857)	(15)%
Membership fees	436,303	397,008	39,295	10%
Professional fees	67,116	10,690	56,426	528%
Archive fees	271,781	315,167	(43,386)	(14)%
Total	$5,527,893	$5,316,242	$211,651	4%

Revenue by Type
Q3 FY2012

Revenue by Type
Q3 FY2011

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 7

Revenues for the third quarter, ended June 30, 2012 were $5,684,509, reflecting an increase of $368,267, or 7% from revenues generated in the same period last year of $5,316,242.

Revenue period-on-period was mainly impacted by the following:

  An increase in transaction fees of $251,000, or 6%, which was driven by an increase in order volumes of 6%;

  An increase in professional fees of $56,000 as a result of one-off development work completed for customers;

  An increase in membership fees of $39,000 as a result of an increase in the number of customer locations connected to our platform mainly driven by the launch of Rite Aid during fiscal 2012;

  A period-on-period strengthening of 4% in the strength of the US dollar compared to the Canadian dollar. As 62% of the Company's revenue was earned from the United States during the period, a strengthening in the value of the US dollar relative to the Canadian dollar has a significant impact on financial results. If exchange rates during the current quarter had been at the same levels as they were during the same period in fiscal 2011, revenue would have decreased period-on-period by approximately $157,000 or 3% to approximately $5,527,893; partially offset by

  Decreases in software license and installation fees and archive fees of $92,000 and $43,000 respectively, as the Company performed less site installation and development work this period as compared to the previous year and the deletion of stored images as a result of our customers reducing the images stored for consumers whose accounts have been inactive over the previous twelve months.

The number of orders placed through the PNI Platform increased by 6% reaching 4.5 million for the three month period, compared to 4.2 million in the same period last year.

Transaction fees continue to be the largest element of our revenue base and totaled $4,361,343 for the quarter, accounting for 77% of total recorded revenue as compared to 75% during the same period of fiscal 2011. Transaction fees were positively impacted by a period-on-period strengthening of the US dollar compared to the Canadian dollar resulting in approximately $131,356 in higher realized revenue.

After excluding the positive impact of the strengthening US dollar, transaction fees increased period-on-period by 6% to $4,229,987. The increase in transaction fees is due to the increase in order volumes.

Software license and installation fees fell by 14% period-on-period to $530,672. The period-on-period decline was principally due to performing less site installation and development work. While a portion of revenue from this source continues to track at consistent levels each month through recurring license fees earned from some of our UK based customers, other elements of this revenue are non-recurring and are earned either through developing and installing new sites for customers or by making sales of kiosk software licenses.

Membership fees are earned either through monthly fixed fees based on the number of locations customers have connected to the PNI Platform or through annual recurring service and maintenance revenue from customers who have purchased our kiosk software. Revenue from this source has increased period-on-period by 12% to $445,281, principally as a result of a period on period increase in the number of locations customers have connected to the PNI

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 8

Platform as a result of the launch of the Rite Aid photocentre. Revenue earned from this source is largely recurring in nature and remains relatively stable period to period.

Professional fees have shown an overall increase of 552% period-on-period to $69,723. This is primarily due to a number of one-off projects completed on behalf of some of our customers this year compared to fewer such projects in the same period last year. Professional fee revenue is non-recurring in nature and dependant on both the demand from our customers and also the availability of internal resources to allocate to this kind of work. While we continue to expect projects to arise and be taken on in future periods this type of revenue stream is not seen as core to our business and may fluctuate considerably from period to period.

Archive fees, which represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits, decreased 12% period-on-period to $277,490. The period-on-period decrease is principally due to the deletion of stored images as a result of our customers reducing the images stored for consumers whose accounts have been inactive over the previous twelve months. Our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue in this area could be curtailed should any of our customers stop providing their own customers with free storage solutions.

Expenses

	Three Months	Three Months
	Ended	Ended
Description	June 30, 2012	June 30, 2011	Change	% Change

Cost of sales	$1,648,459	$1,516,762	$131,697	9%

Operating expenses
Software development	2,384,124	2,059,506	324,618	16%
General and administration	931,374	902,465	28,909	3%
Sales and marketing	258,209	202,593	55,616	27%
	5,222,166	4,681,326	540,840	12%

Share-based compensation	(1,322)	153,656	(154,978)	(101)%
Amortization of property and equipment	430,712	541,290	(110,578)	(20)%
Amortization of intangible assets	183,830	209,258	(25,428)	(12)%
Loss on disposal of property and equipment	-	25,698	(25,698)	(100)%
Impairment of intangible asset	168,466	-	168,466
Total	$6,003,852	$5,611,228	$392,624	7%

Total expenses for the third quarter of fiscal 2012 are 7% higher than the third quarter of fiscal 2011. Excluding non-cash expenditures of share-based compensation, amortization, loss on disposal of property and equipment, and the impairment of an intangible asset, controllable cash expenses increased by 12% to $5,222,166.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 9

While the Company has launched its new initiatives, social stationery and business printing, the Company has continued to invest in development resources during the three months ended June 30, 2012 in order to meet its planned roll out of its new offerings with additional customers. Should the Company suffer the loss of significant customers or change certain aspects of its current operations requiring additional development expenditures to be incurred, this relationship between revenues and costs may alter.

Quarterly summary

Cost of sales and Gross Profit

Cost of sales is comprised of costs associated with providing hosting services to our customers, customer support provided on behalf of our customers, and costs of products sold as it relates to instances where the Company is responsible for fulfillment of certain items sold. Hosting services include costs for renting our data centers, personnel costs associated with maintaining and monitoring the performance of our network, personnel and consulting costs associated with maintaining our customer's sites and third party software licenses used in maintaining the performance of our network and platform. In addition, the Company includes costs for amortization of property and equipment used in our data centers, intangible assets such as acquired software and customer relationships, and internal use software related to revenue generating activities.

			Three months ended June 30,
		2012			2011
	Per	Adjustments	Controllable	Per	Adjustments	Controllable
	consolidated	(1)(2) (3) (4)(5)	cash	consolidated	(1)(2) (3) (4)(5)	cash
	financial		expense	financial		expense
	statements			statements
Revenue	$5,684,509	$-	$5,684,509	$5,316,242	$-	$5,316,242
Cost of sales	2,357,555	(709,096)	1,648,459	2,195,707	(678,945)	1,516,762
Gross Profit	3,326,954	709,096	4,036,050	3,120,535	678,945	3,799,480

Gross Profit %	59%		71%	59%		72%

Notes:

(1)	Excludes amortization of property and equipment of $355,963 and $452,298 during the period ending June 30, 2012 and 2011 respectively.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 10

(2)	Excludes amortization of intangible assets of $183,830 and $209,258 during the period ending June 30, 2012 and 2011 respectively.
(3)	Excludes loss on disposal of property and equipment during the period of $nil and $6,613 during the period ending June 30, 2012 and 2011 respectively.
(4)	Excludes the impairment of an intangible asset during the period of $168,466 and $nil during the period ending June 30, 2012 and 2011 respectively.
(5)	Excludes share-based compensation during the period of $837 and $10,776 during the period ending June 30, 2012 and 2011 respectively.

Cost of sales, after adjustments, increased period-on-period $131,697, or 9% to $1,648,459. The increase was principally driven by an increase in personnel costs (staff and short-term contractors) as a result of an increase in headcount to support and maintain the PNI Network as a result of increased order volumes, with the remaining increase associated with an increase in licensing fees associated with the use of third party software within the PNI Platform. These increases were offset by decreases in our third party call center and data center costs.

As a result of these period-on-period changes, gross profit, after adjustments, was 71% compared to 72% in the same period last year.

Operating expenses

			Three months ended June 30,
		2012			2011
	Per	Adjustments	Controllable	Per	Adjustments	Controllable
	consolidated	(1)(2) (3)	cash	consolidated	(1)(2) (3)	cash
	financial		expense	financial		expense
	statements			statements
Software development	$2,444,446	$(60,322)	$2,384,124	$2,200,333	$(140,827)	$2,059,506
General and administration	938,997	(7,623)	931,374	1,007,813	(105,348)	902,465
Sales and marketing	262,854	(4,645)	258,209	207,375	(4,782)	202,593
Total	$3,646,297	$(72,590)	$3,573,707	$3,415,521	$(250,957)	$3,164,564

Notes:

(1)

Software development: Excludes amortization of property and equipment of $60,797 and $75,590; loss on disposal of property and equipment of $nil and $16,250; and share-based compensation of $(475) and $48,987 during the period ending June 30, 2012 and 2011 respectively.

(2)

General and administration: Excludes amortization of property and equipment of $7,589 and $8,067; loss on disposal of property and equipment of $nil and $1,701; and share-based compensation of $34 and $95,580 during the period ending June 30, 2012 and 2011 respectively.

(3)

Sales and marketing: Excludes amortization of property and equipment of $6,363 and $5,335; loss on disposal of property and equipment of $nil and $1,134; and share-based compensation of $(1,718) and $(1,687) during the period ending June 30, 2012 and 2011 respectively.

Software development expenses, after adjustments, increased by $324,618, or 16% to $2,384,124. The increase is mainly driven by a 15% increase in personnel costs (staff, short-term contractors, and outsourced development teams).

General and administration expenses, after adjustments, have increased by $28,909, or 3% to $931,374 period-on-period. The increased period-on-period is principally due to higher personnel costs (staff and short-term contractors), bad debt expense, travel costs, board member fees and office running costs.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 11

Sales and marketing expenses, after adjustments, have increased by $55,616, or 27% to $258,209. During the current quarter, personnel costs were higher than the same period in the previous year as the Company has expanded the sales team.

Share-based compensation costs, representing both the cost of the Company's share based compensation awards issued to employees, directors and consultants of the Company and compensation expense associated with shares issued as part of the acquisition of WorksMedia, have decreased period-on-period by $154,978, or 101% to a recovery of previously expensed amounts of $1,322. The period-on-period decrease is principally due to a combination of the Company not granting any share based compensation awards during the first half of fiscal 2012; whereas the Company issued awards in the previous year, and the requirement under IFRS that the expense associated with awards that vest on a graded schedule such as the Company's options, RSUs and PSUs be recognized on an accelerated basis.

Amortization expense related to property and equipment decreased by $110,578, or 20% to $430,712. The period-on-period decrease is mainly due to the fact the Company's amortization policy associated with Computer equipment is based on the declining balance amortization method which results in a large part of the cost of the asset being expensed at the beginning of an assets use with subsequently less taken in future periods. A portion of this decrease on the amortization of existing assets at the end of the first quarter of 2012 was partially offset by new purchases in the third quarter of fiscal 2012.

Amortization expense related to intangible assets decreased by $25,428, or 12% to $183,830.

The Company did not dispose of any property and equipment during the three month period ending June 30, 2012; whereas the Company incurred a loss of $25,698 as it related to the disposal of equipment in the same period last year.

The Company impaired previously capitalized costs associated with the development of internal use software in the amount of $168,466, as the Company does not believe the software will provide future economic benefits. The cost associated with this impairment is included within cost of sales.

Other income and expenses

During the third quarter, ended June 30, 2012, the Company recorded a realized foreign exchange gain of $32,869 and unrealized losses of $40,542. The unrealized loss arose as a result of the strengthening Pound Sterling which impacted the translation of intercompany balances between the UK subsidiaries and the Canadian parent. The realized gain arose primarily as a result of the strengthening of the US dollar to Canadian dollar exchange rate between the time sales invoices were raised and the receipt of the funds.

Cash flows

The Company recorded cash inflows from operations of $269,941 during the third quarter of fiscal 2012 compared to cash outflows of $575,768 during the third quarter of fiscal 2011. The change period-on period was principally due to the management of working capital.

The Company's most significant uses of cash in the current period were as follows:

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 12

  An investment of $346,045 was made in items of property and equipment;

  An investment in intangible assets of $81,040 related to the purchase of software used in managing our network.

The investment in items of property and equipment, and intangible assets were funded out of the Company's operating cash flows and existing cash reserves.

Results from operations: 9 Months Ended June 30, 2012

Revenue

	Nine Months	Nine Months
	Ended	Ended
Description	June 30, 2012	June 30, 2011	Change	% Change

Transaction fees	$13,800,246	$13,733,081	$67,165	1%
Software licences and Installation fees	1,547,292	2,048,799	(501,507)	(25)%
Membership fees	1,329,439	1,262,670	66,769	5%
Professional fees	206,536	32,512	174,024	535%
Archive fees	756,598	1,004,248	(247,650)	(25)%

Total	$17,640,111	$18,081,310	$(441,199)	(2)%

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 13

Revenue (Constant currency basis)

	Nine Months	Nine Months
	Ended	Ended
Description	June 30, 2012	June 30, 2011	Change	% Change

Transaction fees	$13,589,652	$13,733,081	$(143,429)	(1)%
Software licences and Installation fees	1,537,915	2,048,799	(510,884)	(25)%
Membership fees	1,317,519	1,262,670	54,849	4%
Professional fees	203,931	32,512	171,419	527%
Archive fees	748,888	1,004,248	(255,360)	(25)%
Total	$17,397,905	$18,081,310	$(683,405)	(4)%

Revenue by Type
YTD2012

Revenue by Type
YTD2011

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 14

Revenues for the nine months ended June 30, 2012 were $17,640,111, reflecting a decline of $441,199, or 2% from revenues generated in the same period last year of $18,081,310.

Revenue period-on-period was mainly impacted by the following:

  During the first quarter, the Company eliminated one of the instances where it was responsible for providing fulfillment of certain items sold and as a result realized lower revenue of approximately $151,000. This change in circumstances also led to a reduction in cost of sales during the period;

  A change in product mix as a number of our retail partners experienced a decline in the number of photo prints sold as the popularity of non-print items such as photo books increased. Due to the structure of the majority of our contracts with photo retailers, this shift has led to a lower fee earned per transaction;

  Decreases in software licence and installation fees and archive fees of $511,000 and $255,000 respectively; partially offset by

  A period-on-period strengthening of 2% in the strength of the US dollar compared to the Canadian dollar. As 61% of the Company's revenue was earned from the United States during the period, a strengthening in the value of the US dollar relative to the Canadian dollar has a significant impact on financial results. If exchange rates during the current quarter had been at the same levels as they were during the first quarter of fiscal 2011, revenue would have decreased period-on-period by 4% to $17,397,905.

While revenues decreased period-on-period, the number of orders placed through the PNI Platform increased by 5% reaching 15 million for the nine month period, compared to 14.3 million in the same period last year.

Transaction fees continue to be the largest element of our revenue base and totaled $13,800,246 for the nine months ended June 30, 2012, accounting for 78% of total recorded revenue as compared to 76% during the same period of fiscal 2011. Transaction fees were positively impacted by the following:

  A period-on-period strengthening of the US dollar compared to the Canadian dollar resulting in approximately $210,594 in higher realized revenue; partially offset by

  Elimination of an instance where the Company was responsible for providing fulfillment of certain items sold resulting in lower realized revenue of approximately $151,000.

Had it not been for the two factors noted above, transaction fees would have remained broadly flat period-on-period totaling approximately $13,740,652. While the Company continues to show growth in order volumes, the change in product mix has resulted in a lower value realized per order.

Software license and installation fees fell by 25% period-on-period to $1,547,292. The period-on-period decline was principally due to performing less site installation and development work. While a portion of revenue from this source continues to track at consistent levels each month through recurring license fees earned from some of our UK based customers, other elements of this revenue are non-recurring and are earned either through developing and installing new sites for customers or by making sales of kiosk software licenses.

Membership fees are earned either through monthly fixed fees based on the number of locations customers have connected to the PNI Platform or through annual recurring service

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 15

and maintenance revenue from customers who have purchased our kiosk software. Revenue from this source has increased period-on-period by 5% to $1,329,439. Revenue earned from this source is largely recurring in nature and remains relatively stable period to period.

Professional fees have shown an overall increase of 535% period-on-period to $206,536. This is primarily due to a number of one-off projects completed on behalf of some of our customers this year compared to fewer such projects in the same period last year. Professional fee revenue is non-recurring in nature and dependant on both the demand from our customers and also the availability of internal resources to allocate to this kind of work. While we continue to expect projects to arise and be taken on in future periods this type of revenue stream is not seen as core to our business and may fluctuate considerably from period to period.

Archive fees, which represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits, decreased 25% period-on-period to $756,598. The period-on-period decrease is principally due to the deletion of stored images as a result of our customers reducing the images stored for consumers whose accounts have been inactive over the previous twelve months. Our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue in this area could be curtailed should any of our customers stop providing their own customers with free storage solutions.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 16

Expenses

	Nine Months	Nine Months
	Ended	Ended
Description	June 30, 2012	June 30, 2011	Change	% Change

Cost of sales	$5,279,933	$5,135,390	$144,543	3%

Operating expenses
Software development	6,685,593	6,413,187	272,406	4%
General and administration	2,872,107	2,782,096	90,011	3%
Sales and marketing	675,650	721,980	(46,330)	(6)%
	15,513,283	15,052,653	460,630	3%

Share-based compensation	143,439	700,577	(557,138)	(80)%
Amortization of property and equipment	1,253,165	1,538,348	(285,183)	(19)%
Amortization of intangible assets	717,628	594,432	123,196	21%
Loss on disposal of property and equipment	-	116,411	(116,411)	(100)%
Impairment of intangible asset	168,466	-	168,466
Total	$17,795,981	$18,002,421	$(206,440)	(1)%

Total expenses for the nine months ended June 30, 2012 are 1% lower than the same period in fiscal 2011. Excluding non-cash expenditures of share-based compensation, amortization, loss on disposal of property and equipment, and the impairment of an intangible asset, controllable cash expenses increased by 3% to $15,513,283.

Year to date summary

Cost of sales and Gross Profit

Cost of sales is comprised of costs associated with providing hosting services to our customers, customer support provided on behalf of our customers, and costs of products sold as it relates to instances where the Company is responsible for fulfillment of certain items sold. Hosting services include costs for renting our data centers, personnel costs associated with maintaining and monitoring the performance of our network, personnel and consulting costs associated with maintaining our customer's sites and third party software licenses used in maintaining the performance of our network and platform. In addition, the Company includes costs for amortization for property and equipment used in our data centers, intangible assets such as acquired software and customer relationships, and internal use software related to revenue generating activities.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 17

			Nine months ended June 30,
		2012			2011
	Per	Adjustments	Controllable	Per	Adjustments	Controllable
	consolidated	(1)(2) (3) (4)	cash	consolidated	(1)(2) (3) (4)	cash
	financial		expense	financial		expense
	statements			statements
Revenue	$17,640,111	$-	$17,640,111	$18,081,310	$-	$18,081,310
Cost of sales	7,219,803	(1,939,870)	5,279,933	7,079,740	(1,944,350)	5,135,390
Gross Profit	$10,420,308	$1,939,870	$12,360,178	$11,001,570	1,944,350	12,945,920

Gross Profit %	59%		70%	61%		72%

Notes:

(1)	Excludes amortization of property and equipment of $1,051,402 and $1,281,505 during the period ending June 30, 2012 and 2011 respectively.
(2)	Excludes amortization of intangible assets of $717,628 and $594,432 during the period ending June 30, 2012 and 2011 respectively.
(3)	Excludes loss on disposal of property and equipment during the period of $nil and $36,053 during the period ending June 30, 2012 and 2011 respectively.
(4)	Excludes the impairment of an intangible asset during the period of $168,466 and $nil during the period ending June 30, 2012 and 2011 respectively.
(5)	Excludes share-based compensation during the period of $2,374 and $32,360 during the period ending June 30, 2012 and 2011 respectively.

Cost of sales, after adjustments, increased period-on-period $144,543, or 3% to $5,279,933. The increase was principally driven by an increase in personnel costs (staff and short-term contractors) as a result of an increase in headcount to support and maintain the PNI Network as a result of increased order volumes, an increase in licensing fees associated with the use of third party software within the PNI Platform; partially offset by reduced direct costs of fulfillment and lab system installations as a result of changes in sales volumes in these areas and data center costs.

Gross profit, after adjustments, was 70% compared to 72% in the same period last year.

Operating expenses

			Nine months ended June 30,
		2012			2011
	Per	Adjustments	Controllable	Per	Adjustments	Controllable
	consolidated	(1)(2) (3)	cash	consolidated	(1)(2) (3)	cash
	financial		expense	financial		expense
	statements			statements
Software development	$6,880,736	$(195,143)	$6,685,593	$6,916,791	$(503,604)	$6,413,187
General and administration	3,005,713	(133,606)	2,872,107	3,200,433	(418,337)	2,782,096
Sales and marketing	689,729	(14,079)	675,650	805,457	(83,477)	721,980
Total	$10,576,178	$(342,828)	$10,233,350	$10,922,681	$(1,005,418)	$9,917,263

Notes:

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 18

(1)

Software development: Excludes amortization of property and equipment of $167,565 and $215,423; loss on disposal of property and equipment of $nil and $69,050; and share-based compensation of $27,578 and $219,131 during the period ending June 30, 2012 and 2011 respectively.

(2)

General and administration: Excludes amortization of property and equipment of $19,408 and $22,923; loss on disposal of property and equipment of $nil and $6,024; and share-based compensation of $114,198 and $389,390 during the period ending June 30, 2012 and 2011 respectively.

(3)

Sales and marketing: Excludes amortization of property and equipment of $14,790 and $18,497; loss on disposal of property and equipment of $nil and $5,284; and share-based compensation of $(711) and $59,696 during the period ending June 30, 2012 and 2011 respectively.

Software development expenses, after adjustments, increased by $272,406, or 4% to $6,685,593; however the underlying increase period-on-period is higher after we factor out one-off payments in each period (2012: $168,750; 2011: $80,000) and include capitalized development costs (2012: $508,806; 2011: $nil) the increase period-on-period is $692,462, or 11%. The underlying increase is principally due to a 10% increase in personnel costs (staff, short-term contractors, and outsourced personnel) as a result of the Company's investment in completing the development in its new service offerings prior to the launch date and planned roll outs to new customers.

The one-off payments in each period noted above, related to an employee termination payment made during the first quarter of 2012 , and the Company's contribution towards a settlement of a potential claim made against a former customer by a third party in the prior period.

The Company's capitalized costs incurred to develop its new service offerings prior to the launch date, mainly consisted of capitalized personnel costs of $490,482, with the remaining costs relating to travel expenditures incurred during the development process. No costs were capitalized during the nine month period ended June 30, 2011 as the work performed did not meet the IFRS criteria for capitalization.

Software development expenses include costs associated with customizing aspects of the Company's PNI Network software for specific customers as well as the cost of generating the Company's software used in the PNI Network and software sold to customers. The Company's policy is to classify software development costs between a research and development phase. The Company only capitalizes costs in the development phase if it is able to demonstrate that the software will generate future economic benefits.

General and administration expenses, after adjustments, have increased by $90,011, or 3% to $2,872,107 period-on-period. The increase period-on-period is principally due to higher listing fees as a result of a one-off non-recurring initial listing fee of $50,000 as a result of the Company moving from the TSX Venture exchange to the main Toronto Stock Exchange on October 18, 2011, higher salary and wages mainly the result of an increase in headcount, with the remaining increase due to an increase in board member fees of $35,000, travel fees of $40,000 and bad debt expense associated with long overdue receivables of $39,000; partially offset by a decrease in legal fees as a result of the prior year including an investigation associated with the possible patent infringement case against one of our customers which was resolved by the end of the previous year, and lower banking and corporate communication fees.

Sales and marketing expenses, after adjustments, have decreased by $46,330, or 6% to $675,650. The period-on-period decrease is principally due to a decrease in personnel costs as a result of a decrease in headcount.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 19

Share-based compensation costs, representing both the cost of the Company's share based compensation awards issued to employees, directors and consultants of the Company and compensation expense associated with shares issued as part of the acquisition of WorksMedia, have decreased period-on-period by $557,138, or 80% to $143,439. The period-on-period decrease is principally due to a combination of the Company not granting any share based compensation awards during the Nine months ending June 30, 2012; whereas the Company issued awards in the previous year, and the requirement under IFRS that the expense associated with awards that vest on a graded schedule such as the Company's options, RSUs and PSUs be recognized on an accelerated basis.

Amortization expense related to property and equipment decreased by $285,183, or 19% to $1,253,165. The period-on-period decrease is mainly due to the fact the Company's amortization policy associated with Computer equipment is based on the declining balance amortization method which results in a large part of the cost of the asset being expensed at the beginning of an assets use with subsequently less taken in future periods. A portion of this decrease on the amortization of existing assets at the end of fiscal 2011 was partially offset by new purchases during the first nine months of fiscal 2012.

Amortization expense related to intangible assets increased by $123,196, or 21% to $717,628. The period-on-period increase is principally due to additional software purchases during the first nine months of fiscal 2012 when compared to the same period in fiscal 2011, and the current period including the Company's amortization of previously capitalized development costs relating to its new initiatives. As the Company launched its social stationery offering in February 2012, the Company began amortizing capitalized development costs.

The Company did not dispose of any property and equipment during the nine month period ending June 30, 2012; whereas the Company incurred a loss of $116,411 as it related to the disposal of equipment in the same period last year.

The Company impaired previously capitalized costs associated with the development of internal use software in the amount of $168,466, as the Company does not believe the software will provide future economic benefits. The cost associated with this impairment is included within cost of sales.

Other income and expenses

During the nine months ended June 30, 2012, the Company recorded a realized foreign exchange gain of $18,418 and unrealized losses of $75,529. The unrealized loss arose principally as a result of the strengthening Pound Sterling which impacted the translation of intercompany balances between the UK subsidiaries and the Canadian parent. The realized loss arose primarily as a result of the strengthening of the US dollar to Canadian dollar exchange rate between the time sales invoices were raised and the receipt of the funds.

Cash flows

The Company recorded cash inflows from operations of $3,386,679 during the nine months ended June 30, 2012 compared to cash inflows of $610,191 during the same period of fiscal 2011. The change period-on period was principally due to the management of working capital, offset by a combination of the 2% decrease in revenue and 3% increase in controllable cash costs.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 20

The Company's most significant uses of cash in the current period were as follows:

  An investment of $621,774 was made in items of property and equipment;.

  An investment in intangible assets of $921,896; of which $508,806 related to the capitalization of costs associated with developing the Company's new initiatives, and the remaining amount related to the purchase of software used in managing our network.

The investment in items of property and equipment, and intangible assets were funded out of the Company's operating cash flows.

Non-IFRS Financial Measures

The following table provides a reconciliation of the Company's profit reported in accordance with IFRS to non-IFRS Adjusted EBITDA.

	Three Months Ended
	June 30, 2012	June 30, 2011
Net loss in accordance with IFRS	$(83,264)	$22,240
Amortization of property and equipment	430,712	541,290
Amortization of intangible assets	183,830	209,258
Interest expense	-	464
Income taxes	(241,905)	(359,428)
Stock based compensation expense	(1,322)	153,656
Unrealized foreign exchange loss	40,542	40,749

Adjusted EBITDA	$328,593	$608,229

Adjusted EBITDA per share – Basic	$0.01	$0.02
Adjusted EBITDA per share – Fully Diluted	$0.01	$0.02

Weighted average shares outstanding – Basic	34,257,922	34,109,986
Weighted average shares outstanding – Fully Diluted	34,257,922	34,170,227

	Nine Months Ended
	June 30, 2012	June 30, 2011
Net profit in accordance with IFRS	$596,248	$119,173
Amortization of property and equipment	1,253,165	1,538,348
Amortization of intangible assets	717,628	594,432
Interest expense	-	6,015
Income taxes	(806,454)	(80,079)
Stock based compensation expense	143,439	700,577
Unrealized foreign exchange loss (gain)	75,529	(50,159)

Adjusted EBITDA	$1,979,555	$2,828,307

Adjusted EBITDA per share – Basic	$0.06	$0.08

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 21

Adjusted EBITDA per share – Fully Diluted	$0.06	$0.08
Weighted average shares outstanding – Basic	34,151,386	33,891,896
Weighted average shares outstanding – Fully Diluted	34,167,112	33,965,646

The Company continues to provide all information required in accordance with IFRS, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only IFRS financial measures. Accordingly, the Company uses non-IFRS financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. The primary non-IFRS financial measures utilized by the Company include adjusted EBITDA and adjusted EBITDA per share. Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation, amortization, unrealized foreign currency gains and losses and stock-based compensation.

We note that the Company's adjusted EBITDA for the third quarter of 2011 has not changed as a result of the Company's adoption of IFRS; as all differences between Canadian GAAP and IFRS related to stock based compensation and income taxes, both of which are included as items added back to net income under the Company's definition of adjusted EBITDA.

To supplement the Company's consolidated financial statements presented on an IFRS basis, we believe that these non-IFRS measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-IFRS measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net income or net income per share determined in accordance with IFRS.

Contingencies and commitments

The contractual obligations and payments due as at June 30, 2012 are as follows:

		Payments due by period
	Total	Less than 1	1-3 years	3-5 years
		year
Property leases	688,144	359,712	328,432	-
Other service agreements	5,774,213	1,696,009	3,406,167	672,037
Purchase obligations	456,929	456,929	-	-
	6,919,286	2,512,650	3,734,599	672,037

Bank Facility

The Company has a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a revolving demand facility of up to $1,500,000 (“Revolving Demand Facility”) and a $750,000 reducing facility by way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 22

secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company.

The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring us not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes. The Company has not drawn any amount with respect to the Revolving Demand Facility.

The Lease Facility will be subject to separate agreements between the Bank and the Company, and as at June 30, 2012 no amount has been drawn on this facility.

Liquidity and capital resources

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets. The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities. The Company has the Revolving Demand Facility in place to help manage its liquidity position, thus its liquidity position is not solely dependent on its overall volume of business activity and its ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

During the three and nine month period ended June 30, 2012 the Company generated positive cash flow from operations of $269,941 (2011: cash outflow of $575,768) and $3,386,679 (2011: $610,191). During the same nine month period its working capital improved by $869,465 to $6,267,059. The Company's liquidity position may fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year. The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year. As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments. Management monitors its cash balances and projections on a weekly and monthly basis. The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables. The Company has a positive working capital position of $6,267,059 at June 30, 2012 and it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets. The Company also monitors its debtor collection as described in the credit risk note above. As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable. However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the Company's working capital level could periodically change depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 23

The Company's activities are being funded out of its operating cash flow. As a result of generating positive results during the three and nine month period ending June 30, 2012 the Company has not encountered any difficulties doing so, however if positive results are not continued in future periods there is a risk that the Company would not be able to meet all of its contractual commitments when due. The Company has in place a revolving demand facility with its bank which, subject to certain criteria being met, could provide the Company with additional funds of up to $1,500,000.

Related Party Transactions

During the three and nine months ended June 30, 2012, the Company incurred legal fees of $34,049 (2011: $50,288) and $117,197 (2011: $116,928), respectively, for services provided by McMillan LLP, a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at June 30, 2012 included $15,283 (September 30, 2011: $23,955) related to these services.

During the three and nine months ended June 30, 2012, the Company incurred consulting fees of $15,330 (2011: $15,410) and $43,969 (2011: $45,210), respectively, for services provided by Digital Photoworks, a company of which a Director of the Company controls. Accounts payable and accrued liabilities at June 30, 2012 included $5,057 (September 30, 2011: $5,072) related to these services.

During the three and nine months ended June 30, 2012, the Company did not incur expenses relating to setting up e-mail marketing campaigns on behalf of any of our retail customers (three and nine months ended June 30, 2011: $8,449) and website services (three and nine months ended June 30, 2011: $3,000), and software development services (three and nine months ended June 30, 2011: $3,500) with Photoblaster, a company of which a director of the Company is Chairman and Chief Executive Officer. The Company does not have any outstanding accounts payable or accrued liabilities as at June 30, 2012 related to this company (September 30, 2011: $nil).

The Company shares its UK premises with another company, Works Unit Ltd., of which an Officer is a director. During the three and nine months ended June 30, 2012, the Company was recharged its proportional share of office running costs totalling $53,276 (2011: $48,893) and $155,080 (2011: $148,113), respectively, by this related party. In addition, during the three and nine months ended June 30, 2012, the Company used the software development services of this company, incurring costs of $16,195 (2011: $10,404) and $90,104 (2011: $44,425). At June 30, 2012, accounts payable included $27,619 (September 30, 2011: $21,578) related to these services and cost recharges.

During the three and nine months ended June 30, 2012, the Company generated revenue of $2,391 (2011: $(353)) and $5,921 (2011: $865), respectively, relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable at June 30, 2012 included $3,719 (September 30, 2011: $2,102) related to these services.

All amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 24

Financial instruments

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $180,045 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $5,455,986 at risk should the financial institutions with which the deposits are held cease trading.

The Company's accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom. Credit risk from accounts receivable encompasses the default risk of retail customers. The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company. In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At June 30, 2012, three customers each account for 10% or more of total trade accounts receivable (June 30, 2011 – five customers).

Financial assets past due

At June 30, 2012, the Company has a provision of $44,427 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At June 30, 2012

	Financial assets that are past due but not impaired
	Neither past due				Carrying value on
	nor impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet
Trade accounts receivable	$2,908,726	$213,781	$410,623	$776,400	$4,309,530
Commodity taxes recoverable	40,456				40,456
Other	-	-	-	-	-
Total	$2,949,182	$213,781	$410,623	$776,400	$4,349,986

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 25

The definition of items that are past due is determined by reference to terms agreed with individual customers. Of the 91 days+ balance outstanding at June 30, 2012, 52% has been subsequently collected as at August 9, 2012. None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At June 30, 2012, the Company had a provision for doubtful accounts of $44,427 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiary, PNI Digital Media Europe Ltd.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents. The Company's objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At June 30, 2012, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $4,389,553, accounts receivable of $1,759,714 and accounts payable of $958,345 which were denominated in UK £. In addition, at June 30, 2012, the Company had cash and cash equivalents of $1,213,651, accounts receivable of $1,862,733 and accounts payable of $879,627 which were denominated in US$.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 26

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the Nine months ended June 30, 2012 would have had.

This sensitivity analysis includes the following assumptions:

  Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter

  Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net
profit
$
Change of +/- 10% in US$ foreign exchange rate	+/-219,676
Change of +/- 10% in UK£ foreign exchange rate	+/-575,811

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation. In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company's results to differ from that shown above.

Income taxes

During the nine month period ended June 30, 2012, the Company recorded an income tax recovery in the amount of $806,454 compared to the recognition of an income tax recovery during the nine month period ended June 30, 2011 of $80,079. The recovery was due to management's assessment that based on current results, it is probable that the Company will utilize a larger portion of the losses available to the Company in the UK. The Company's net deferred tax asset as at June 30, 2012 is $7,856,622. The Company expects to utilize the net deferred tax asset through a combination of retaining existing customers and closely monitoring controllable cash costs. The Company expects to utilize the majority of the net future income tax asset over the next three to five years.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 27

Accounting Changes Adopted in Fiscal Year 2012

Basis of preparation and adoption of IFRS

We prepare our interim condensed consolidated financial statements in accordance with the Handbook of The Canadian Institute of Chartered Accountants. In 2010, this Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, we have commenced reporting on this basis in our first quarter of 2012 interim condensed consolidated financial statements. Our basis of presentation and accounting policies are described in detail in notes 2, 3 and 21 of our interim condensed consolidated financial statements.

Condensed quarterly financial information

The following table provides selected quarterly information for our eight most recent quarters. We have identified the quarterly information that was prepared under Canadian GAAP (“CDN GAAP”) and information that was prepared in accordance with IFRS. As a result, readers are cautioned that the fiscal 2010 data is not comparable to the amounts reported for fiscal 2011 and 2012. This data is provided for informational purposes only.

This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of our results of operations for the periods presented. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

	June 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011
	IFRS	IFRS	IFRS	IFRS
Revenue	$5,684,509	$5,005,226	$6,950,376	$5,605,041
Net profit (loss) for the period	(83,264)	(360,711)	1,040,223	980,427
Basic profit (loss) per share	(0.00)	(0.01)	0.03	0.03
Fully diluted profit (loss) per share	(0.00)	(0.01)	0.03	0.03

	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010
	IFRS	IFRS	IFRS	CDN GAAP
Revenue	$5,316,242	$5,031,263	$7,733,805	$6,657,414
Net profit (loss) for the period	22,240	(882,757)	979,690	5,808,317
Basic profit (loss) per share	0.00	(0.03)	0.03	0.17
Fully diluted profit (loss) per share	0.00	(0.03)	0.03	0.17

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 28

Quarterly revenue breakdown

	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011
	IFRS	IFRS	IFRS	IFRS
Transaction fees	$4,361,343	$3,648,613	$5,790,290	$4,316,987
Software licences and installation fees	530,672	526,973	489,647	523,874
Membership fees	445,281	447,959	436,199	387,999
Professional fees	69,723	116,524	20,289	43,911
Archive fees	277,490	265,157	213,951	332,270
	$5,684,509	$5,005,226	$6,950,376	$5,605,041

	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010
	IFRS	IFRS	IFRS	CDN GAAP
Transaction fees	$3,978,814	$3,454,606	$6,299,661	$4,938,524
Software licences and installation fees	614,563	777,775	656,461	969,246
Membership fees	397,008	416,846	448,816	409,752
Professional fees	10,690	7,477	14,345	12,897
Archive fees	315,167	374,559	314,522	326,995
	$5,316,242	$5,031,263	$7,733,805	$6,657,414

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 29

Outstanding share information

The following table provides outstanding share information for the Company as at June 30, 2012 and May 9, 2012.

	August 9, 2012	June 30, 2012
Authorized
Common shares	Unlimited	Unlimited
Preferred shares	Unlimited	Unlimited

Issued and outstanding
Common shares – issued	34,257,922	34,257,922
Common shares - outstanding	34,257,922	34,257,922
Preferred shares	-	-

Options
Outstanding	2,382,000	1,032,000
Exercisable	1,051,439	1,032,000

Deferred share units
Issued	99,002	99,002
Outstanding	99,002	99,002

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 30

Critical accounting estimates

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

Share-based payments

The Company grants stock-based awards that may take the form of stock options, Performance Share Units (“PSU”), and Restricted Share Units (“RSU”) to directors and certain employees of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. If graded awards are granted, each vesting tranche is accounted for as a separate award. Compensation expense is recognized for awards expected to vest over the applicable vesting period with a corresponding increase in contributed surplus.

On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. On vesting of PSUs and RSUs, the Company issues common shares from treasury and the compensation expense previously recorded to contributed surplus is credited to share capital.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company's common shares, forfeitures, and an expected dividend yield. The Company estimates the expected term of the options granted by considering the Company's historical experience involving stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero. The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

The fair value of each PSU and RSU awarded is based upon the quoted price of the Company's stock on the date of grant. All PSU and RSU awards are equity settled. As it relates to PSUs and RSUs, the Company estimates the expected forfeiture rate and no value is attributed to awards that the employee is expected to forfeit as a result of not achieving the service or performance conditions. The expected forfeiture rate is adjusted for actual forfeitures when they occur.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 31

Goodwill and intangible assets

Intangible assets acquired in a business combination that meet the specified criteria for recognition, apart from goodwill, are initially recognized and measured at fair value. Intangible assets with finite useful lives, including acquired software, software developed for internal use and customer relationships, are amortized on a straight-line basis over their estimated useful lives as follows:

Acquired software	3 years
Customer relationships	3 years
Internal use software	1-3 years

Amortization of intangible assets is included within cost of sales. The amortization methods and estimated useful lives of intangible assets are reviewed annually or earlier if events and circumstances change.

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to the identifiable net assets of the acquired enterprise at the date of acquisition. Goodwill is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. Goodwill is not amortized, and is carried at cost less accumulated impairment losses, if any.

The process of determining the nature and amount of the individual intangible assets and for carrying out annual impairment tests, calls for considerable use of judgment, and requires all parties involved to make estimates and assumptions regarding future cash flow projections, future operating costs and appropriate discount rates to be used in the calculations. These determinations impact the amount that is initially recorded as goodwill or other intangible assets and the amortization expense to be recognized in future periods over the estimated useful lives of the intangible assets. Changes in estimates and assumptions can affect the reported value of goodwill and other intangible assets with indefinite useful lives.

Deferred Income taxes

Deferred tax is recognized, using the balance sheet liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating losses or tax credits. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset is realized or liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. At June 30, 2012 the Company has a deferred income tax asset of $7,856,622.

Deferred income tax assets and liabilities are presented as non-current.

At the end of the Company's last fiscal year, September 30, 2011, the Company had net operating loss carry-forwards for Canadian tax purposes of approximately $9,754,550 that are available for carry forward to reduce taxable income in future years. In addition, the Company had $14,796,141 (£9,166,238) of losses for tax purposes in the United Kingdom which are available to reduce taxable income in future periods.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 32

Adoption of International Financial Reporting Standards (“IFRS”)

The Company previously prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and required publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011, with early adoption permitted. Accordingly, these unaudited interim condensed consolidated financial statements are based on IFRS, as issued by the International Accounting Standards Board (“IASB”). In these unaudited interim condensed consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the Company's adoption to IFRS.

Overview

The effect of the Company's transition to IFRS is summarized as follows: transition elections; explanatory notes on Canadian GAAP/IFRS differences; and additional information and disclosures for the year ended September 30, 2011.

Refer to note 21 of the interim condensed consolidated financial statements for a detailed reconciliation of the impact of the differences between Canadian GAAP and IFRS on our financial position, results from operations, and cash flows as related to fiscal 2011.

Transition elections

The adoption of IFRS requires the application of IFRS 1, “First-time Adoption of International

Financial Reporting Standards” (“IFRS 1”), which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS effective at the end of the Company's first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has applied the following transitional exceptions and exemptions to full retrospective application of IFRS in its preparation of an opening IFRS consolidated statement of financial position at October 1, 2010 (the Company's “Transition Date”):

i)	To apply IFRS 2, “Share-based Payments”, retrospectively only to awards that were issued after November 7, 2002 and where any portion of said awards had not vested by the Transition Date;

ii)	To apply IFRS 3, “Business Combinations”, prospectively from the Transition Date and, therefore, not restate business combinations that took place prior to the Transition Date.

iii)	To apply the IFRS 1 exemption whereby cumulative translation differences included in accumulated other comprehensive loss are reset to zero at the Transition Date.

The Company's Transition Date IFRS consolidated statement of financial position is included as comparative information in the interim condensed consolidated statements of position in the interim condensed consolidated financial statements.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 33

Explanatory notes on differences between Canadian GAAP and IFRS

Income taxes – tax reclassification

In accordance with Canadian GAAP, deferred taxes are split between current and non-current components on the basis of either: (1) the underlying asset or liability, or (2) the expected reversal of items not related to an asset or liability.

In accordance with IFRS, all deferred tax assets and liabilities are classified as non-current. As a result current deferred tax assets and liabilities recognized under Canadian GAAP have been reclassified as non-current.

Income taxes – Pixology loss carry-forwards

During the years ended September 30, 2009, 2010 and 2011; the Company determined that a portion of the previously unrecognized Pixology loss carry forwards should be recognized as the likelihood of realization of the tax asset was estimated to be more likely than not. Canadian GAAP requires that a future income tax asset acquired in a business combination that was not recognized at the time of acquisition as an identifiable asset but is subsequently recognized by the acquirer should be applied to reduce goodwill and intangibles to zero, with any remaining amount recognized as a reduction to income tax expense. Accordingly, the following amounts were credited against goodwill and intangible assets arising from the Pixology acquisition as follows:

	September 30, 2011	September 30, 2010	September 30, 2009
Intangible assets	$-	$89,266	$452,390
Goodwill	77,382	949,152	432,574
Total	$77,382	$1,038,418	$884,964

IFRS requires the recognition of a deferred tax asset related to acquired losses and deductible temporary differences to be recognized as a deferred tax recovery in the Statement of Earnings (Loss) and Comprehensive Gain (Loss).

However, as the Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition; the Company is not permitted to reverse adjustments to goodwill that IFRS 3 would not permit hence no reversal was made to the application of Pixology loss carry-forwards to goodwill prior to October 1, 2010. The Company has reversed the application of Pixology loss carry-forwards made during the year ended September 30, 2011.

While the application of IFRS 3 prospectively does not permit adjustments to goodwill prior to the transition date, the Company is required to reverse the application of Pixology loss carry-forwards to intangible assets. This change in accounting policy does not have an impact on the October 1, 2010 intangible asset balance as all Pixology related intangible assets would have been fully amortized by the year ended September 30, 2010 as the increase in amortization expense would be offset by the decrease in income tax expense.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 34

This change in accounting policy has impacted the following accounts as follows:

	Twelve months		Nine months
	ended September	Three months	ended June 30,
	30, 2011	ended June 30, 2011	2011
Consolidated statement of income and comprehensive income
Increase in deferred income tax recovery	$77,253	$77,382	$77,382
Increase in accumulated other comprehensive gain	129	-	-
Increase in comprehensive income	$77,382	$77,382	$77,382

	September 30,
	2011	June 30, 2011	October 1, 2010
Consolidated statement of financial position
Increase in goodwill	$77,382	$77,382	$-
Decrease/(increase) in accumulated other comprehensive income	(129)	-	-
Increase/(decrease) in retained earnings	$77,253	$77,382	$-

Income taxes – share issue costs

During the year ended September 30, 2010, the Company determined that it was more likely than not to realize the loss carry forwards and other deductible temporary differences arising in Canada. As a result the Company recorded a deferred tax asset relating to these items and recorded a deferred tax benefit. A portion of the deferred tax asset recognized, in the amount of $107,611, related to share issue costs that are deductible for tax purposes. In accordance with Canadian GAAP, the portion of the deferred tax asset of $107,611 related to share issue costs was recorded as a deferred tax benefit within the Company's Statement of Earnings (Loss) and Comprehensive Gain (Loss). IFRS, however, requires temporary differences related to equity items be recognized as an increase or decrease to share capital.

This change in accounting policy has impacted the following accounts as follows:

	Twelve months		Nine months
	ended September	Three months	ended June 30,
	30, 2011	ended June 30, 2011	2011
Consolidated statement of income and comprehensive income
Increase in deferred income tax recovery	$106,823	$26,706	$80,118
Increase in comprehensive income	$106,823	$26,706	$80,118

	September 30,
	2011	June 30, 2011	October 1, 2010
Consolidated statement of financial position
(Decrease)/increase in share capital	$788	$27,493	$107,611
Increase/(decrease) in retained earnings	$(788)	$(27,493)	$(107,611)

Cumulative translation adjustment

As the Company has elected to apply the IFRS 1 exemption for cumulative translation differences, the Company has recorded an adjusting entry to reset the cumulative translation differences to zero at the transition date. Application of this accounting policy choice results in a decrease of $2,319,536 in accumulated other comprehensive loss and a corresponding increase in deficit as of October 1, 2010.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 35

Share-based payments

There are two changes on transition regarding the accounting for share-based payments. Under Canadian GAAP, the Company treated its stock option, PSU and RSU tranches as single pools and determined fair value using an average life of the grant as a whole, and then recognized compensation expense on a straight-line basis. IFRS requires each tranche to be valued separately and recognized as compensation over its individual vesting period; this results in earlier recognition of the compensation expense as compared to Canadian GAAP. With respect to forfeitures, the Company recognized forfeitures as they occurred under Canadian GAAP; under IFRS, companies are required to estimate forfeitures at the time of grant with resulting effects on the compensation expense recognized.

This change in accounting policy has impacted the following accounts as follows:

	Twelve months		Nine months
	ended September	Three months	ended June 30,
	30, 2011	ended June 30, 2011	2011
Consolidated statement of income and comprehensive income
Share-based payment expense
Increase – Options	$99,196	$(5,827)	$121,869
Increase – RSUs	80,255	18,936	60,159
Increase – PSUs	6,201	(7,482)	11,120
(Decrease)/increase in comprehensive income	$(185,652)	$(5,627)	$(193,148)

	September 30,
	2011	June 30, 2011	October 1, 2010
Consolidated statement of financial position
Increase in contributed surplus	$185,652	$193,148	$-
Increase/(decrease) in retained earnings	$(185,652)	$(193,148)	$-

Other Reclassifications

Certain other balances and financial statement captions have been reclassified from Canadian GAAP to conform with the presentation requirements of IFRS. The reclassification of these balances had no impact on net equity as at transition to IFRS.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 36

Quarterly financial information under IFRS

The following table outlines our unaudited financial position as at the end of each quarter in fiscal 2011, accounted for under IFRS:

	September 30,	June 30,	March 31,	December 31,
	2011	2011	2011	2010
Assets
Current assets
Cash and cash equivalents	$3,936,176	$3,020,411	$4,745,436	$3,737,564
Accounts receivable	4,535,912	4,471,718	3,782,818	6,125,136
Prepaid expenses and other current assets	460,140	471,225	590,213	548,702
	8,932,228	7,963,354	9,118,467	10,411,402

Property and equipment	5,140,150	5,415,294	5,617,962	5,184,067
Deferred income tax asset	7,065,857	5,827,236	5,495,321	5,258,828
Intangible assets	680,437	679,429	691,821	873,775
Goodwill	654,222	636,569	634,603	630,351
	$22,472,894	$20,521,882	$21,558,174	22,358,423
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$3,284,311	$2,710,935	$3,667,556	$3,911,753
Current portion of deferred revenue	250,323	261,601	423,910	602,139
Current portion of finance lease obligations	-	-	-	-
	3,534,634	2,972,536	4,091,466	4,513,892

Deferred revenue	33,898	36,158	55,713	50,137
	3,568,532	3,008,694	4,147,179	4,564,029
Shareholders’ Equity

Share capital	$66,420,572	$66,552,792	$66,687,630	$66,076,912
Contributed surplus	19,522,420	19,322,393	19,132,094	19,306,396
	85,942,992	85,875,185	85,819,724	85,383,308
Deficit	(67,012,367)	(67,992,794)	(68,015,034)	(67,132,277)
Accumulated other comprehensive loss	(26,263)	(369,203)	(393,695)	(456,637)
	(67,038,630)	(68,361,997)	(68,408,729)	(67,588,914)
	18,904,362	17,513,188	17,410,995	17,794,394
	$22,472,894	$20,521,882	$21,558,174	$22,358,423

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 37

The following table outlines our unaudited, summarized results from operations for each quarter in and for the full year of Fiscal 2011, accounted for under IFRS:

		For the three months ended			For the year
					ended
	September 30,	June 30,	March 31,	December 31,	September
	2011	2011	2011	2010	30, 2011

Revenue	$5,605,041	$5,316,242	$5,031,263	$7,733,805	$23,686,351
Cost of sales	2,239,819	2,195,707	2,229,508	2,654,525	9,319,559
Gross Profit	3,365,222	3,120,535	2,801,755	5,079,280	14,366,792

Expenses
Software development	2,325,787	2,200,333	2,410,604	2,305,854	9,242,578
General and administration	1,024,194	1,007,813	1,092,311	1,100,309	4,224,627
Sales and marketing	162,808	207,375	274,237	323,845	968,265

	3,512,789	3,415,521	3,777,152	3,730,008	14,435,470

Profit from operations	(147,567)	(294,986)	(975,397)	1,349,272	(68,678)

Foreign exchange gain	(90,874)	(42,184)	(162,529)	170,439	(125,148)
Finance income	(494)	446	-	48	-
Finance costs	416	(464)	(15)	(5,536)	(5,599)
	(90,952)	(42,202)	(162,544)	164,951	(130,747)
Profit (loss) before income tax	(238,519)	(337,188)	(1,137,941)	1,514,223	(199,425)
Current income tax recovery (expense)	-	-	-	-	-
Deferred income tax recovery (expense)	1,218,946	359,428	255,184	(534,533)	1,299,025
Income tax recovery (expense)	1,218,946	359,428	255,184	(534,533)	1,299,025
Profit for the period	980,427	22,240	(882,757)	979,690	1,099,600

Other comprehensive gain (loss):
Cumulative translation adjustment	342,940	24,492	62,942	(456,637)	(26,263)
Total comprehensive income for the period	$1,323,367	$46,732	$(819,815)	$523,053	1,073,337

Earnings (loss) per share
Basic	$0.03	$0.00	$(0.03)	$0.03	$0.03
Fully diluted	$0.03	$0.00	$(0.03)	$0.03	$0.03

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 38

There were no material differences between the statements of cash flows presented under IFRSs and the statement of cash flows presented under previous Canadian GAAP and thus we have not presented the quarterly cash flow information.

Business risks

The Company is subject to various risks and uncertainties that can significantly affect its financial performance. Key risks include the following:

Market and competition

There are inherent risks in the market for technological solutions. With the recent mass acceptance of the digital camera and camera cellular phone, the photography industry is quickly moving to employ an online technology, such as that offered by the Company. The Company's primary competition consists of very large, established corporations which can afford to meet the ever changing demands of this marketplace. To the extent that the Company does not have, or cannot continue to raise, the funds necessary to expand its market offering or to penetrate this market in a timely and cost effective manner, or achieve cost-effective pricing for its services, the Company's business growth could be adversely affected.

Changes in technology

The markets in which the Company operates are characterized by changing technology and evolving industry standards. The Company's ability to anticipate changes in technology, technical standards and service offerings is a significant factor in its ability to compete or expand into new markets. With limited experience in meeting customer requirements, there can be no assurance that the Company will be successful in continuing to identify, develop and market service offerings that will respond to technological change, evolving standards or individual customer standards and requirements.

Dependence on key people

The Company's growth and continued success depend on its ability to attract, retain, train and motivate highly skilled people. There can be significant competition for such people. There can be no assurance that the Company can retain its current key employees or attract and retain additional employees as needed. The loss of certain key employees could have an adverse impact upon the Company's growth, business and profitability.

Potential for liability

There is a risk that the Company's systems may contain errors or defects or fail to perform. The Company currently contractually limits its liability for damages arising from its provision of services. While this is true of the vast majority of the Company's contracts today, such limitations of liability may not have been included in all of the Company's contractual arrangements in the past. Where such limitations have been included, there can be no assurance that they will be enforceable in all circumstances and will protect the Company from liability for damages. Furthermore, litigation regardless of contracts could result in substantial cost to the Company, divert management's attention and resources from the Company's operation, and result in negative publicity that may impair the Company's ongoing marketing efforts.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 39

Currency exchange risk

Transaction risk. The Company has customers in various countries around the World and in some cases issues invoices in the customer's currency. As a result of this, the Company is exposed to fluctuations in the value of the foreign currency in which invoices are raised compared to the functional currency of the entity that raised the invoice. The main exposure for the Company in this regard relates to fluctuations in the value of the U.S. dollar and U.K. pound against the Canadian dollar. At this time the Company does not employ a hedge program. However, if there is a material change in circumstances and if the Company's expansion into either the U.S. or U.K. marketplaces place results in either a significant increase in revenues or expenses, then the level of the Company's risks to changes in the exchange rate could become important. Monetary assets and liabilities denominated in a currency that is not the primary or functional currency of the related subsidiary are translated to the functional currency of the subsidiary at the rate of exchange in effect at the balance sheet date with any resulting gain or loss included in the statement of loss.

Translation risk

The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates. Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders' equity, until there is a realized reduction in the net investment in the foreign operation.

Rapid growth and expansion

We have operations in Vancouver, Canada and Southampton, United Kingdom. Our rapid growth and expansion has placed and will continue to place, a strain on our administrative and operational infrastructure. Our ability to manage our operations and future growth will require us to continue to refine our operational, financial and management controls, human resource policies and reporting systems. If we are unable to manage future expansion, we may not be able to implement improvement to our controls, policies and systems in an efficient or timely manner which could impact the services we offer to our customers and our ultimately our business results.

Interruption to our network infrastructure

The satisfactory performance, reliability and availability of our network infrastructure is critical to our business. Any interruptions that result in the unavailability of services to our customers could result in financial penalties, damage our reputation and limit our ability to renew contracts with customers as they come due or win business from new customers. All of the hardware that makes up network infrastructure is located in secure third party locations in Canada and as a result we depend in part on these third parties to offer continued secure and reliable services including security, power, air conditioning and bandwidth. We have in place with these third parties service level agreements that provide us with financial compensation in the event of circumstances that interrupt the provision of services, however any financial compensation received under these agreements may not be sufficient to cover actions taken by our customers for their loss of business or the longer-term effects on our reputation if we are unable to maintain the services we are contractually required to.

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 40

Management’s statement of responsibility

The consolidated financial statements contained in this report have been prepared by management in accordance with generally accepted accounting principles in Canada and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company's assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

The Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The CEO and the CFO have evaluated the design and operation of the Company's disclosure controls and procedures related to the preparation of Management's discussion and analysis and the consolidated financial statements. They have concluded that the Company's disclosure controls and procedures were effective.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company's disclosure controls or internal control over financial reporting during the three month period ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Based on the evaluation of the design and operating effectiveness of the company's internal controls over financial reporting, the CEO and the CFO concluded that the company's internal control over financial reporting was effective as at June 30, 2012.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes four directors, all four of whom are not involved

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 41

in the daily operations of the Company. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

Forward looking statements

This Management's discussion and analysis contains statements about expected future events and financial and operating results of PNI Digital Media Inc. that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. These forward-looking statements are based on current expectations. There is substantial risk that forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on the Company's forward-looking statements as a number of factors including, but not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity could cause actual future results, conditions, actions or events to differ materially from targets, expectations, estimates or intentions expressed in the forward-looking statements; many of which are beyond the Company's control.

Future events and results may vary significantly from what the Company currently foresees. We are under no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Business Risks”.

Additional information

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov/edgar.shtml

PNI Digital Media Inc.
Management's Discussion and Analysis
For the three and nine month period ended June 30, 2012	Page 42